

Mail Stop 3561

June 25, 2009

Thomas G. Brooker
Chief Executive Officer
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire

> **Re:** **Nashua Corporation**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-05492**

Dear Mr. Brooker:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In one comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the other comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 13

1. We note on pages 13 and 14 that the Nashua Pension Plan Committee filed a Class Action Complaint against State Street Bank and Trust, and that State Street Bank and Trust filed a counterclaim. In future filings please disclose the nature and amount of relief sought in legal proceedings. See Item 103 of Regulation S-K.

Exhibits

2.   We note that Exhibit 10.1 to the Form 8-K filed on March 14, 2002, Exhibit 4.1 to
        the Form 8-K filed on April 3, 2006, Exhibit 4.1 to the Form 8-K filed on May 29,
        2007, Exhibit 10.1 to the Form 8-K filed on April 28, 2008, and Exhibit 4.12 to
        the Form 10-K filed on March 31, 2009 have not been filed in their entirety.
        Please explain why these were not filed pursuant to Item 601(b)(10) of Regulation
        S-K.

                                        * * * * *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director